

December 13, 2021

Thomas E. Long
Co-Chief Executive Officer
Energy Transfer LP
8111 Westchester Drive, Suite 600
Dallas, TX 75225

Re: Energy Transfer LP
Registration Statement on Form S-3
Filed December 6, 2021
File No. 333-261503

Dear Mr. Long:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kevin M. Richardson, Esq.